TANGO HOLDINGS, INC.

9 West 57th Street 43rd Floor

New York, New York 10019

November 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Lin.

Tango Holdings, Inc.

Registration Statement on Form S-4

File No. 333-255858

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “S-4”) be accelerated to November 4, 2021 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Please contact Catherine Goodall (212-373-3919) of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions you may have regarding this request. In addition, please notify Ms. Goodall by telephone when this request for acceleration has been granted.

Tango Holdings, Inc.

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	President and Director